 June 3, 2024

VIA FACSIMILE AND EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

Washington, DC  20549

Re:	ENDRA Life Sciences Inc.

Registration Statement on Form S-1 (Registration No. 333-278842) -

Concurrence in Acceleration Request

Ladies and Gentlemen:

Craig-Hallum Capital Group, LLC (the “Placement Agent”), acting as placement agent on a best-efforts basis in an offering pursuant to the registration statement on Form S-1 (333-278842) (the “Registration Statement”), hereby concurs in the request by ENDRA Life Sciences Inc. that the effective date of the above-referenced registration statement be accelerated to 9:00 A.M. Eastern Time on Tuesday, June 4, 2024, or as soon as practicable thereafter, pursuant to Rule 461 under the Securities Act.  The Placement Agent affirms that they are aware of their obligations under the Securities Act as they pertain to the best efforts offering pursuant to the Registration Statement.

Very truly yours,

CRAIG-HALLUM CAPITAL GROUP, LLC

By:	/s/ Rick Hartfiel
Name:	Rick Hartfiel,
Title:	Head of Investment Banking